1141851

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

02010997

NO ACT
P.E 1-9-02
8-53324

January 16, 2002

Act 34	PROCESSED
Section 17	JAN 31 2002
Rule 17a-5	THOMSON
Public Availability 1-30-02	FINANCIAL

P

Ms. Camille S. Segna
FinOp
Peyton, Chandler & Sullivan, Inc.
720 Sunrise Avenue, Suite 212D
Roseville, CA 95661

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Ms. Segna:

We have received your letter dated January 4, 2002, in which you request on behalf of Peyton, Chandler & Sullivan, Inc. (the "Firm"), relief from the requirement that the Firm file an annual audited report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ending December 31, 2001.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on November 5, 2001. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file an annual audited report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31. Because the Firm's registration with the Commission became effective on November 5, 2001, you have requested an exemption from filing annual audit reports for the year-ended December 31, 2001. The Firm clears all its trades on a fully-disclosed basis through FiServ and its clearing arrangement was not completed until late December. As of December 31, 2001 the Firm had completed only 23 securities trades.

Based on the foregoing facts, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2001. However, the annual report for the year ending December 31, 2002 must cover the entire period from November 5, 2001, the effective date of the Firm's registration with the Commission.

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

E. David Hwa
Special Counsel

cc: Susan Demando, NASD Regulation

edh

David

Peyton, Chandler & Sullivan, Inc.

Broker/Dealer Member NASD/SIPC

January 4, 2002

Tom McGowan
Securities and Exchange Commission
450 5th Street
North West Washington D.C. 20549-1001

Dear Mr. McGowan:

Peyton, Chandler & Sullivan, Inc. received it's Broker Dealer License in November of 2001. In the last 2 weeks of December the firm was connected to FiServ for clearing trades. The first trades for PCS, Inc. were made on December 21, 2001. By the end of the year only 23 trades had been completed and I have enclosed copies of the tickets for all of these trades with this letter.

Due to the minimal number of transactions completed in 2001 we would like to apply for a waiver of the annual audit normally required. We would, of course, include these few weeks of 2001 in our 2002 audit.

Thank you for your consideration in this matter. I can most easily be reached by phone at (916) 532-1880, by FAX at (916) 772-8118 or by mail at the address on this letterhead.

Sincerely,

Camille S Segna

Camille S. Segna
FinOp

720 Sunrise Avenue, Suite 212D • Roseville, CA 95661 • (916) 772-8111 • Toll Free (877) 677-8111 • Fax (916) 772-8118
investpcs.com

PCS Inc.

BUY TICKET

ORDER REFERENCE NO.: 1101
PCS 122 12001-500023

CUSTOMER FILL: 900@ 8 9/3
233@ 8 80

ACCOUNT NUMBER	TYPE	NEW	OFFICE	RR
3DDDDDDIB	1	1	4BA	05D11

CIRCLE	QUANTITY	SYMBOL	PRICE
BUY	1123	ANH	mkt

SECURITY DESCRIPTION: Anworth Mortgage Asset

CONDITIONS	GIVEN BY	TAKEN BY	ENTRY DATE
			12 21 01

SHORT COVER

WI / PFD / WTS / RTS

SECURITY SOURCE
- ☐ At Agent or Re-Org
- ☐ Receive from B/D
- ☐ Customer will Deliver
- ☐ Long in Account
- ☐ Receive vs Payment

SOLICITED ☑ UNSOLICITED ☐ AGENT ☐ PRIN ☐ SYND ☐

CUSIP

FOR MUNICIPALS: NMEI TRADER | TAX BRACKET
OVERRIDE APPROVAL: STATE REG | LARGE ORDER
COMPLIANCE APPROVAL

DIRECT TO MARKET	REP OVERRIDE	DISC	SPECIAL SETTLEMENT	PROSPECTUS	COMMISSION	TRADE NO.
				ENCL ☐ SENT SEPARATELY ☐	25	

ACCOUNT NAME: Stewart Trust 1

SPECIAL INSTRUCTIONS/ORDER CHANGE:

TRAILER

PCS Inc.

BUY TICKET

ORDER REFERENCE NO.: 1103
PCS 122 12001-500014

CUSTOMER FILL: 692@ 14 35

ACCOUNT NUMBER	TYPE	NEW	OFFICE	RR
DDDDDDIB	1	1	4BA	05D1

CIRCLE	QUANTITY	SYMBOL	PRICE
BUY	692	AMC	mkt

SECURITY DESCRIPTION: American Mortgage Acceptance

CONDITIONS	GIVEN BY	TAKEN BY	ENTRY DATE
			12 21 01

SHORT COVER

WI / PFD / WTS / RTS

SECURITY SOURCE
- ☐ At Agent or Re-Org
- ☐ Receive from B/D
- ☐ Customer will Deliver
- ☐ Long in Account
- ☐ Receive vs Payment

SOLICITED ☑ UNSOLICITED ☐ AGENT ☐ PRIN ☐ SYND ☐

CUSIP

FOR MUNICIPALS: NMEI TRADER | TAX BRACKET
OVERRIDE APPROVAL: STATE REG | LARGE ORDER
COMPLIANCE APPROVAL

DIRECT TO MARKET	REP OVERRIDE	DISC	SPECIAL SETTLEMENT	PROSPECTUS	COMMISSION	TRADE NO.
				ENCL ☐ SENT SEPARATELY ☐	25	

ACCOUNT NAME: Stewart Trust 1

SPECIAL INSTRUCTIONS/ORDER CHANGE:

TRAILER

PICS Inc.

BUY TICKET

ORDER REFERENCE NO.	CUSTOMER FILL
1057 PCS 122 12001-500011	100 @ 24 ½; 239 @ 24 ½

ACCOUNT NUMBER	TYPE	NEW	OFFICE	RR
3000001B	1	1	4BA	0501

CIRCLE	QUANTITY	SYMBOL	PRICE	SECURITY DESCRIPTION
BUY (circled)	339	HPT	mkt	Hospitality Properties Trust

SHORT COVER

CONDITIONS	GIVEN BY	TAKEN BY	ENTRY DATE
			12 21 01

WI / PFD / WTS / RTS

SECURITY SOURCE: ☐ At Agent or Re-Org ☐ Receive from B/D ☐ Customer will Deliver ☐ Long in Account ☐ Receive vs Payment

SOLICITED ☒ UNSOLICITED ☐ AGENT ☐ PRIN ☐ SYND ☐

CUSIP | FOR MUNICIPALS: NME/TRADER, TAX BRACKET | OVERRIDE APPROVAL: STATE REG, LARGE ORDER | COMPLIANCE APPROVAL

DIRECT TO MARKET	REP OVERRIDE	DISC	SPECIAL SETTLEMENT	PROSPECTUS (ENCL ☐ / SENT SEPARATELY ☐)	COMMISSION	TRADE NO.
					25 00	

ACCOUNT NAME	SPECIAL INSTRUCTIONS/ORDER CHANGE
Stewart Trust 1	

TRAILER

PICS Inc.

1059

BUY TICKET

ORDER REFERENCE NO.	CUSTOMER FILL
PCS 122 12001 500012	611 @ 16 3/4

ACCOUNT NUMBER	TYPE	NEW	OFFICE	RR
3000001B	1	1	4BA	0501

CIRCLE	QUANTITY	SYMBOL	PRICE	SECURITY DESCRIPTION
BUY (circled)	611	FCH	mkt	Felcor Lodging Trust

SHORT COVER

CONDITIONS	GIVEN BY	TAKEN BY	ENTRY DATE
			12 21 01

WI / PFD / WTS / RTS

SECURITY SOURCE: ☐ At Agent or Re-Org ☐ Receive from B/D ☐ Customer will Deliver ☐ Long in Account ☐ Receive vs Payment

SOLICITED ☒ UNSOLICITED ☐ AGENT ☐ PRIN ☐ SYND ☐

CUSIP | FOR MUNICIPALS: NME/TRADER, TAX BRACKET | OVERRIDE APPROVAL: STATE REG, LARGE ORDER | COMPLIANCE APPROVAL

DIRECT TO MARKET	REP OVERRIDE	DISC	SPECIAL SETTLEMENT	PROSPECTUS (ENCL ☐ / SENT SEPARATELY ☐)	COMMISSION	TRADE NO.
					25 00	

ACCOUNT NAME	SPECIAL INSTRUCTIONS/ORDER CHANGE
Stewart Trust 1	

TRAILER

PICS Inc.

BUY TICKET

ORDER REFERENCE NO.	CUSTOMER FILL
1052	528 @ 18
PCS 12212001 - 500009	

ACCOUNT NUMBER	TYPE	NEW	OFFICE	RR
3D100KNB	1		4BA	0501

CIRCLE	QUANTITY	SYMBOL	PRICE	SECURITY DESCRIPTION
BUY (circled)	528	GRT	mkt	Glimcher Realty Trust
SHORT COVER	CONDITIONS:	GIVEN BY:	TAKEN BY:	ENTRY DATE: 12/21/01

WI / PFD / WTS / RTS

SECURITY SOURCE
- ☐ At Agent or Re-Org
- ☐ Receive from B/D
- ☐ Customer will Deliver
- ☐ Long in Account
- ☐ Receive vs Payment

SOLICITED ☑ UNSOLICITED ☐ AGENT ☐ PRIN ☐ SYND ☐

CUSIP | FOR MUNICIPALS: NMEI TRADER, TAX BRACKET | OVERRIDE APPROVAL: STATE REG, LARGE ORDER | COMPLIANCE APPROVAL

DIRECT TO MARKET	REP OVERRIDE	DISC	SPECIAL SETTLEMENT	PROSPECTUS (ENCL ☐ / SENT SEPARATELY ☐)	COMMISSION	TRADE NO.

ACCOUNT NAME	SPECIAL INSTRUCTIONS/ORDER CHANGE
Stewart Trust I	

TRAILER

PICS Inc.

BUY TICKET

ORDER REFERENCE NO.	CUSTOMER FILL
1055	900 @ 8.12
PCS 12212001 - 500010	239 @ 8.05
	100 @ 8.16

ACCOUNT NUMBER	TYPE	NEW	OFFICE	RR
3D100001B	1		4BA	0501

CIRCLE	QUANTITY	SYMBOL	PRICE	SECURITY DESCRIPTION
BUY (circled)	1239	HCM	mkt	Hanover Capital Mortgage Holding
SHORT COVER	CONDITIONS:	GIVEN BY:	TAKEN BY:	ENTRY DATE: 12/21/01

WI / PFD / WTS / RTS

SECURITY SOURCE
- ☐ At Agent or Re-Org
- ☐ Receive from B/D
- ☐ Customer will Deliver
- ☐ Long in Account
- ☐ Receive vs Payment

SOLICITED ☑ UNSOLICITED ☐ AGENT ☐ PRIN ☐ SYND ☐

CUSIP | FOR MUNICIPALS: NMEI TRADER, TAX BRACKET | OVERRIDE APPROVAL: STATE REG, LARGE ORDER | COMPLIANCE APPROVAL

DIRECT TO MARKET	REP OVERRIDE	DISC	SPECIAL SETTLEMENT	PROSPECTUS (ENCL ☐ / SENT SEPARATELY ☐)	COMMISSION	TRADE NO.
					25.00 / 50.00	

ACCOUNT NAME	SPECIAL INSTRUCTIONS/ORDER CHANGE
Stewart Trust I	

TRAILER

PICS Inc.

BUY TICKET

ORDER REFERENCE NO.	CUSTOMER FILL
(1047) PCS 12212001-500007	300 @ 13 [illegible] 461 @ 13 [illegible]

ACCOUNT NUMBER	TYPE	NEW	OFFICE	RR
3AB10001B	1	1	4BA	0501

CIRCLE	QUANTITY	SYMBOL	PRICE	SECURITY DESCRIPTION
(BUY)	761	NNN	mkt	Commercial Net Lease Realty
SHORT COVER				

CONDITIONS	GIVEN BY	TAKEN BY	ENTRY DATE
			12 21 01

WI / PFD / WTS / RTS

SECURITY SOURCE
- ☐ At Agent or Re-Org
- ☐ Receive from B/D
- ☐ Customer will Deliver
- ☐ Long in Account
- ☐ Receive vs Payment

SOLICITED ☑ UNSOLICITED ☐ AGENT ☐ PRIN ☐ SYND ☐

CUSIP

FOR MUNICIPALS: NMEI TRADER | TAX BRACKET — OVERRIDE APPROVAL: STATE REG | LARGE ORDER — COMPLIANCE APPROVAL

DIRECT TO MARKET	REP OVERRIDE	DISC	SPECIAL SETTLEMENT	PROSPECTUS (ENCL ☐ / SENT SEPARATELY ☐)	COMMISSION	TRADE NO.
					25¢	

ACCOUNT NAME	SPECIAL INSTRUCTIONS/ORDER CHANGE
Stewart Trust 1	

TRAILER

PICS Inc.

BUY TICKET

ORDER REFERENCE NO.	CUSTOMER FILL
(1055) PCS 12212001-50008	755 @ 13 20

ACCOUNT NUMBER	TYPE	NEW	OFFICE	RR
300b1011B	1	1	4BA	0501

CIRCLE	QUANTITY	SYMBOL	PRICE	SECURITY DESCRIPTION
(BUY)	755	EQY	mkt	Equity One Inc
SHORT COVER				

CONDITIONS	GIVEN BY	TAKEN BY	ENTRY DATE
			12 21 01

WI / PFD / WTS / RTS

SECURITY SOURCE
- ☐ At Agent or Re-Org
- ☐ Receive from B/D
- ☐ Customer will Deliver
- ☐ Long in Account
- ☐ Receive vs Payment

SOLICITED ☑ UNSOLICITED ☐ AGENT ☐ PRIN ☐ SYND ☐

CUSIP

FOR MUNICIPALS: NMEI TRADER | TAX BRACKET — OVERRIDE APPROVAL: STATE REG | LARGE ORDER — COMPLIANCE APPROVAL

DIRECT TO MARKET	REP OVERRIDE	DISC	SPECIAL SETTLEMENT	PROSPECTUS (ENCL ☐ / SENT SEPARATELY ☐)	COMMISSION	TRADE NO.
					25¢	

ACCOUNT NAME	SPECIAL INSTRUCTIONS/ORDER CHANGE
Stewart Trust 1	

TRAILER

BUY TICKET 1043

PCIS Inc.

ORDER REFERENCE NO.	CUSTOMER FILL
PCS12212000500005	1000 @ 8.42 177 @ 8.42

ACCOUNT NUMBER	TYPE	NEW	OFFICE	RR
3006100113	1	✓	4BA	05D1

CIRCLE	QUANTITY	SYMBOL	PRICE	SECURITY DESCRIPTION
(BUY) / SHORT COVER	1177	MSY	mkt	Morgan Stanley High Yield Fund

CONDITIONS	GIVEN BY	TAKEN BY	ENTRY DATE
			12/21/01

WI / PFD / WTS / RTS

SECURITY SOURCE: ☐ At Agent or Re-Org ☐ Receive from B/D ☐ Customer will Deliver ☐ Long in Account ☐ Receive vs Payment

SOLICITED	UNSOLICITED	AGENT	PRIN	SYND	CUSIP	FOR MUNICIPALS: NMEI TRADER	TAX BRACKET	OVERRIDE APPROVAL: STATE REG	LARGE ORDER	COMPLIANCE APPROVAL
☑	☐	☐	☐	☐						

DIRECT TO MARKET	REP OVERRIDE	DISC	SPECIAL SETTLEMENT	PROSPECTUS: ENCL	SENT SEPARATELY	COMMISSION	TRADE NO.
				☐	☐	25.00	

ACCOUNT NAME	SPECIAL INSTRUCTIONS/ORDER CHANGE
Stewart Trust 1	

TRAILER

BUY TICKET

PCIS Inc.

ORDER REFERENCE NO.	CUSTOMER FILL
(1045) PCS12212001-500006	732 @ 15.22

ACCOUNT NUMBER	TYPE	NEW	OFFICE	RR
3006100113	1	✓	4BA	05D1

CIRCLE	QUANTITY	SYMBOL	PRICE	SECURITY DESCRIPTION
(BUY) / SHORT COVER	732	DDF	mkt	Delaware Group Div & Income

CONDITIONS	GIVEN BY	TAKEN BY	ENTRY DATE
			12/21/01

WI / PFD / WTS / RTS

SECURITY SOURCE: ☐ At Agent or Re-Org ☐ Receive from B/D ☐ Customer will Deliver ☐ Long in Account ☐ Receive vs Payment

SOLICITED	UNSOLICITED	AGENT	PRIN	SYND	CUSIP	FOR MUNICIPALS: NMEI TRADER	TAX BRACKET	OVERRIDE APPROVAL: STATE REG	LARGE ORDER	COMPLIANCE APPROVAL
☑	☐	☐	☐	☐						

DIRECT TO MARKET	REP OVERRIDE	DISC	SPECIAL SETTLEMENT	PROSPECTUS: ENCL	SENT SEPARATELY	COMMISSION	TRADE NO.
				☐	☐	25.00	

ACCOUNT NAME	SPECIAL INSTRUCTIONS/ORDER CHANGE
Stewart Trust 1	

TRAILER

PICS Inc.

BUY TICKET

ORDER REFERENCE NO.	CUSTOMER FILL
(1033) PCS-12212001 500003	400 @ 39 24

ACCOUNT NUMBER	TYPE	NEW	OFFICE	RR
300000113	1	1	4BA	05D1

CIRCLE	QUANTITY	SYMBOL	PRICE	SECURITY DESCRIPTION
BUY (circled) / SHORT COVER	400	JOG	mkt	[illegible]

CONDITIONS	GIVEN BY	TAKEN BY	ENTRY DATE
			12/21/01

WI	PFD	WTS	RTS

SECURITY SOURCE
- ☐ At Agent or Re-Org
- ☐ Receive from B/D
- ☐ Customer will Deliver
- ☐ Long in Account
- ☐ Receive vs Payment

SOLICITED ☑ UNSOLICITED ☐ AGENT ☐ PRIN ☐ SYND ☐

CUSIP	FOR MUNICIPALS: NMEI TRADER	TAX BRACKET	OVERRIDE APPROVAL: STATE REG	LARGE ORDER	COMPLIANCE APPROVAL

DIRECT TO MARKET	REP OVERRIDE	DISC	SPECIAL SETTLEMENT	PROSPECTUS (ENCL ☐ / SENT SEPARATELY ☐)	COMMISSION	TRADE NO.
					25.00	

ACCOUNT NAME	SPECIAL INSTRUCTIONS/ORDER CHANGE
Stewart Trust 1	

TRAILER

PICS Inc.

BUY TICKET (1040)

ORDER REFERENCE NO.	CUSTOMER FILL
PCS 12212001 - 500004	2833 @ 2.53

ACCOUNT NUMBER	TYPE	NEW	OFFICE	RR
300000113	1	1	4BA	05D1

CIRCLE	QUANTITY	SYMBOL	PRICE	SECURITY DESCRIPTION
BUY (circled) / SHORT COVER	2833	HTS	mkt	Agric Hg / Zone Shares

CONDITIONS	GIVEN BY	TAKEN BY	ENTRY DATE
			12/21/01

WI	PFD	WTS	RTS

SECURITY SOURCE
- ☐ At Agent or Re-Org
- ☐ Receive from B/D
- ☐ Customer will Deliver
- ☐ Long in Account
- ☐ Receive vs Payment

SOLICITED ☑ UNSOLICITED ☐ AGENT ☐ PRIN ☐ SYND ☐

CUSIP	FOR MUNICIPALS: NMEI TRADER	TAX BRACKET	OVERRIDE APPROVAL: STATE REG	LARGE ORDER	COMPLIANCE APPROVAL

DIRECT TO MARKET	REP OVERRIDE	DISC	SPECIAL SETTLEMENT	PROSPECTUS (ENCL ☐ / SENT SEPARATELY ☐)	COMMISSION	TRADE NO.
					25.00	

ACCOUNT NAME	SPECIAL INSTRUCTIONS/ORDER CHANGE
Stewart Trust 1	

TRAILER

PCS Inc.

BUY TICKET

1027

- **ORDER REFERENCE NO.:** PCS 12212001-50001
- **CUSTOMER FILL:** 300 @ 23 1/8; 200 @ 23 1/8
- **ACCOUNT NUMBER:** 36000001B
- **TYPE:** 1
- **NEW:** ✓
- **OFFICE:** 4BA
- **RR:** 0501
- **CIRCLE:** BUY (circled) / SHORT COVER
- **QUANTITY:** 500
- **SYMBOL:** CTXS
- **PRICE:** mkt
- **SECURITY DESCRIPTION:** Citrix
- **CONDITIONS / GIVEN BY / TAKEN BY:**
- **ENTRY DATE:** 12/21/01
- **WI / PFD / WTS / RTS:**
- **SECURITY SOURCE:** ☐ At Agent or Re-Org ☐ Receive from B/D ☐ Customer will Deliver ☐ Long in Account ☐ Receive vs Payment
- ☑ SOLICITED ☐ UNSOLICITED ☐ AGENT ☐ PRIN ☐ SYND
- **CUSIP:**
- **FOR MUNICIPALS:** NMEI TRADER / TAX BRACKET
- **OVERRIDE APPROVAL:** STATE REG / LARGE ORDER
- **COMPLIANCE APPROVAL:**
- **DIRECT TO MARKET / REP OVERRIDE / DISC / SPECIAL SETTLEMENT:**
- **PROSPECTUS:** ☐ ENCL ☐ SENT SEPARATELY
- **COMMISSION:** 25.00
- **TRADE NO.:**
- **ACCOUNT NAME:** Stewart Trust I
- **SPECIAL INSTRUCTIONS/ORDER CHANGE:**
- **TRAILER:**

PCS Inc.

BUY TICKET

(1031)

- **ORDER REFERENCE NO.:** PCS 12212001-50002
- **CUSTOMER FILL:** 300 @ 41.06
- **ACCOUNT NUMBER:** 36000001B
- **TYPE:** 1
- **NEW:** ✓
- **OFFICE:** 4BA
- **RR:** 0501
- **CIRCLE:** BUY (circled) / SHORT COVER
- **QUANTITY:** 300
- **SYMBOL:** GE
- **PRICE:** mkt
- **SECURITY DESCRIPTION:** General Electric
- **CONDITIONS / GIVEN BY / TAKEN BY:**
- **ENTRY DATE:** 12/21/01
- **WI / PFD / WTS / RTS:**
- **SECURITY SOURCE:** ☐ At Agent or Re-Org ☐ Receive from B/D ☐ Customer will Deliver ☐ Long in Account ☐ Receive vs Payment
- ☑ SOLICITED ☐ UNSOLICITED ☐ AGENT ☐ PRIN ☐ SYND
- **CUSIP:**
- **FOR MUNICIPALS:** NMEI TRADER / TAX BRACKET
- **OVERRIDE APPROVAL:** STATE REG / LARGE ORDER
- **COMPLIANCE APPROVAL:**
- **DIRECT TO MARKET / REP OVERRIDE / DISC / SPECIAL SETTLEMENT:**
- **PROSPECTUS:** ☐ ENCL ☐ SENT SEPARATELY
- **COMMISSION:** 25.00
- **TRADE NO.:**
- **ACCOUNT NAME:** Stewart Trust I
- **SPECIAL INSTRUCTIONS/ORDER CHANGE:**
- **TRAILER:**

MUTUAL FUND TICKET

1058a

PCS Inc.

- [x] INITIAL ☐ SUBSEQUENT
- BUY [x] SELL ☐
- $ 12 500 + – F
- ☐ FULL ☐ PARTIAL

QUANTITY	PRINCIPAL APPROVAL	PRICE
	OVERRIDE	mkt

SECURITY DESCRIPTION: Investment Company of America Large Cap

EXCHANGE ☐

SYMBOL

DESCRIPTION:

CLIENT ACCOUNT NUMBER	TYPE	NEW ACCT.
300000013	1	✓

ACCOUNT NAME: Stewart Trust

SYMBOL	CUSIP	REP. NAME	OFFICE #	REP. NUMBER
AIVSX		From	43A	0501

FOR SELL

- ☐ SHARES AT FUND
- ☐ SHARES ISSUED IN CLIENT NAME LOCATION:
- ☐ SHARES IN STREET NAME
- ☐ STOCK POWER IN HOUSE

IF A PURCHASE STATE SOURCE OF FUNDS: n

TRADE DATE: 122701

SETTLEMENT DATE:

MISC. FEES

ACCOUNT NUMBER AT FUND | NEW AT FUND

FOR BUY

ROA $ BREAKPOINT

RELATED ACCT.

LOI $ DATED

FOR SELL — PROCEEDS INSTRUCTIONS: MAIL PROCEEDS; TRANSFER TO MARGIN; REINVEST M. FUNDS; REINVEST EQUITIES/DEBT

FOR BUY — CERTIFICATE INSTRUCTIONS: HOLD AT FUND; [x] HOLD STREET NAME; SHIP TO CLIENT

INSTRUCTIONS:

DIVIDENDS	(R)	C
CAPITAL GAINS	(R)	C
SOLICITED ORDER	✓	
UNSOLICITED ORDER		
DISCRETION EXERCISED		
DISCRETION NOT EXERCISED		
PROSPECTUS MAILED SEPARATELY	✓	
PROSPECTUS ENCLOSED		

TRAILER

PCS 12272001-500006

MUTUAL FUND TICKET

1113

PCS Inc.

- [x] INITIAL ☐ SUBSEQUENT
- BUY [x] SELL ☐
- $ 12 500 + – F
- ☐ FULL ☐ PARTIAL

QUANTITY	PRINCIPAL APPROVAL	PRICE
	OVERRIDE	mkt

SECURITY DESCRIPTION: Van Kampen Comstock/B

EXCHANGE ☐

SYMBOL

DESCRIPTION:

CLIENT ACCOUNT NUMBER	TYPE	NEW ACCT.
300000013	1	✓

ACCOUNT NAME: Stewart Trust

SYMBOL	CUSIP	REP. NAME	OFFICE #	REP. NUMBER
ACSWX		R From	43A	0501

FOR SELL

- ☐ SHARES AT FUND
- ☐ SHARES ISSUED IN CLIENT NAME LOCATION:
- ☐ SHARES IN STREET NAME
- ☐ STOCK POWER IN HOUSE

IF A PURCHASE STATE SOURCE OF FUNDS: n

TRADE DATE: 122701

SETTLEMENT DATE:

MISC. FEES

ACCOUNT NUMBER AT FUND | NEW AT FUND

FOR BUY

ROA $ BREAKPOINT

RELATED ACCT.

LOI $ DATED

FOR SELL — PROCEEDS INSTRUCTIONS: MAIL PROCEEDS; TRANSFER TO MARGIN; REINVEST M. FUNDS; REINVEST EQUITIES/DEBT

FOR BUY — CERTIFICATE INSTRUCTIONS: HOLD AT FUND; [x] HOLD STREET NAME; SHIP TO CLIENT

INSTRUCTIONS:

DIVIDENDS	(R)	C
CAPITAL GAINS	(R)	C
SOLICITED ORDER	✓	
UNSOLICITED ORDER		
DISCRETION EXERCISED		
DISCRETION NOT EXERCISED		
PROSPECTUS MAILED SEPARATELY	✓	
PROSPECTUS ENCLOSED		

TRAILER

PCS Inc.

MUTUAL FUND TICKET

10 53 Am

☒ INITIAL ☐ SUBSEQUENT BUY ☒ $ 12500.00 (+) − F SELL ☐ ☐ FULL ☐ PARTIAL	QUANTITY	PRINCIPAL APPROVAL OVERRIDE	PRICE mkt	
SECURITY DESCRIPTION: State Street Research Aurora Mid Cap Value	EXCHANGE ☐ SYMBOL DESCRIPTION:	CLIENT ACCOUNT NUMBER 30000013	TYPE 1	NEW ACCT. ✓
		ACCOUNT NAME Stewart Trust		
SYMBOL SSEAX	CUSIP	REP. NAME From	OFFICE # 43A	REP. NUMBER 0501
FOR SELL ☐ SHARES AT FUND ☐ SHARES ISSUED IN CLIENT NAME LOCATION: ☐ SHARES IN STREET NAME ☐ STOCK POWER IN HOUSE	IF A PURCHASE STATE SOURCE OF FUNDS: R	TRADE DATE 122701	SETTLEMENT DATE	

MISC. FEES	FOR SELL	INSTRUCTIONS:		
	PROCEEDS INSTRUCTIONS	DIVIDENDS	(R)	C
		CAPITAL GAINS	(R)	C
FOR BUY		SOLICITED ORDER	✓	
CERTIFICATE INSTRUCTIONS	MAIL PROCEEDS	UNSOLICITED ORDER		
	TRANSFER TO MARGIN	DISCRETION EXERCISED		
HOLD AT FUND		DISCRETION NOT EXERCISED		
☒ HOLD STREET NAME	REINVEST M. FUNDS	PROSPECTUS MAILED SEPARATELY	✓	
SHIP TO CLIENT	REINVEST EQUITIES/DEBT	PROSPECTUS ENCLOSED		

ACCOUNT NUMBER AT FUND | NEW AT FUND

FOR BUY

ROA $ BREAKPOINT ______

RELATED ACCT. ______

LOI $ ______ DATED ______

TRAILER

PCS 12272001-50000?

PCS Inc.

MUTUAL FUND TICKET

1056 Am

☒ INITIAL ☐ SUBSEQUENT BUY ☒ $ 25,000.00 (+) − F SELL ☐ ☐ FULL ☐ PARTIAL	QUANTITY	PRINCIPAL APPROVAL OVERRIDE	PRICE mkt	
SECURITY DESCRIPTION: VAN Kampen Growth/A	EXCHANGE ☐ SYMBOL DESCRIPTION: R	CLIENT ACCOUNT NUMBER 30000013	TYPE 1	NEW ACCT. ✓
		ACCOUNT NAME Stewart Trust		
SYMBOL VGRAX	CUSIP	REP. NAME From	OFFICE # 43A	REP. NUMBER 0501
FOR SELL ☐ SHARES AT FUND ☐ SHARES ISSUED IN CLIENT NAME LOCATION: ☐ SHARES IN STREET NAME ☐ STOCK POWER IN HOUSE	IF A PURCHASE STATE SOURCE OF FUNDS:	TRADE DATE 122701	SETTLEMENT DATE	

MISC. FEES	FOR SELL	INSTRUCTIONS:		
	PROCEEDS INSTRUCTIONS	DIVIDENDS	(R)	C
		CAPITAL GAINS	(R)	C
FOR BUY		SOLICITED ORDER	✓	
CERTIFICATE INSTRUCTIONS	MAIL PROCEEDS	UNSOLICITED ORDER		
	TRANSFER TO MARGIN	DISCRETION EXERCISED		
HOLD AT FUND		DISCRETION NOT EXERCISED		
☒ HOLD STREET NAME	REINVEST M. FUNDS	PROSPECTUS MAILED SEPARATELY	✓	
SHIP TO CLIENT	REINVEST EQUITIES/DEBT	PROSPECTUS ENCLOSED		

ACCOUNT NUMBER AT FUND | NEW AT FUND

FOR BUY

ROA $ BREAKPOINT ______

RELATED ACCT. ______

LOI $ ______ DATED ______

TRAILER

Order # 01122702 1411

PICS Inc.

MUTUAL FUND TICKET

☒ INITIAL ☐ SUBSEQUENT BUY ☒ $ 25,000 + − F SELL ☐ ☐ FULL ☐ PARTIAL	QUANTITY	PRINCIPAL APPROVAL OVERRIDE	PRICE MD

SECURITY DESCRIPTION: State Street Research Mid Cap Growth

EXCHANGE ☐
SYMBOL
DESCRIPTION:

CLIENT ACCOUNT NUMBER	TYPE	NEW ACCT.
300000113	1	✓

ACCOUNT NAME: Stewart Trust

SYMBOL: #SCFPX ~~[illegible]~~ SCFPX

CUSIP

REP. NAME	OFFICE #	REP. NUMBER
Kim	43A	05011

FOR SELL
☐ SHARES AT FUND
☐ SHARES ISSUED IN CLIENT NAME LOCATION:
☐ SHARES IN STREET NAME
☐ STOCK POWER IN HOUSE

IF A PURCHASE STATE SOURCE OF FUNDS:

TRADE DATE	SETTLEMENT DATE
122701	010202

ACCOUNT NUMBER AT FUND | NEW AT FUND

FOR BUY
ROA $ BREAKPOINT
RELATED ACCT.
LOI $ DATED

MISC. FEES

FOR BUY
CERTIFICATE INSTRUCTIONS
☐ HOLD AT FUND
☒ HOLD STREET NAME
☐ SHIP TO CLIENT

FOR SELL
PROCEEDS INSTRUCTIONS
MAIL PROCEEDS
TRANSFER TO MARGIN
REINVEST M. FUNDS
REINVEST EQUITIES/DEBT

INSTRUCTIONS:		
DIVIDENDS	(R)	C
CAPITAL GAINS	(R)	C
SOLICITED ORDER	✓	
UNSOLICITED ORDER		
DISCRETION EXERCISED		
DISCRETION NOT EXERCISED		
PROSPECTUS MAILED SEPARATELY	✓	
PROSPECTUS ENCLOSED		

TRAILER

Order # 01122702512.

PICS Inc.

MUTUAL FUND TICKET

☒ INITIAL ☐ SUBSEQUENT BUY ☒ $ 12 500 + − F SELL ☐ ☐ FULL ☐ PARTIAL	QUANTITY	PRINCIPAL APPROVAL OVERRIDE	PRICE MD

SECURITY DESCRIPTION: Putnam Mid Cap Value / Blend

EXCHANGE ☐
SYMBOL
DESCRIPTION:

CLIENT ACCOUNT NUMBER	TYPE	NEW ACCT.
300000113	1	✓

ACCOUNT NAME: Stewart Trust

SYMBOL: #PMUBX

CUSIP

REP. NAME	OFFICE #	REP. NUMBER
Kim	43A	05011

FOR SELL
☐ SHARES AT FUND
☐ SHARES ISSUED IN CLIENT NAME LOCATION:
☐ SHARES IN STREET NAME
☐ STOCK POWER IN HOUSE

IF A PURCHASE STATE SOURCE OF FUNDS:

TRADE DATE	SETTLEMENT DATE
122701	010202

ACCOUNT NUMBER AT FUND | NEW AT FUND

FOR BUY
ROA $ BREAKPOINT
RELATED ACCT.
LOI $ DATED

MISC. FEES

FOR BUY
CERTIFICATE INSTRUCTIONS
☐ HOLD AT FUND
☒ HOLD STREET NAME
☐ SHIP TO CLIENT

FOR SELL
PROCEEDS INSTRUCTIONS
MAIL PROCEEDS
TRANSFER TO MARGIN
REINVEST M. FUNDS
REINVEST EQUITIES/DEBT

INSTRUCTIONS:		
DIVIDENDS	(R)	C
CAPITAL GAINS	(R)	C
SOLICITED ORDER	✓	
UNSOLICITED ORDER		
DISCRETION EXERCISED		
DISCRETION NOT EXERCISED		
PROSPECTUS MAILED SEPARATELY	✓	
PROSPECTUS ENCLOSED		

TRAILER

PCS Inc.

BUY TICKET

...12201 — [illegible] 5?00?4

ORDER REFERENCE NO.	CUSTOMER FILL

ACCOUNT NUMBER	TYPE	NEW	OFFICE	RR
3DDDDDD1B	1	✓	4EA	0501

CIRCLE	QUANTITY	SYMBOL	PRICE	SECURITY DESCRIPTION
BUY (circled)	200	UDD	.18	[illegible]
SHORT COVER				

CONDITIONS	GIVEN BY	TAKEN BY	ENTRY DATE

WI / PFD / WTS / RTS

SECURITY SOURCE
- ☐ At Agent or Re-Org
- ☐ Receive from B/D
- ☐ Customer will Deliver
- ☐ Long in Account
- ☐ Receive vs Payment

SOLICITED ☑ UNSOLICITED ☐ AGENT ☐ PRIN ☐ SYND ☐

CUSIP	FOR MUNICIPALS: NMEI TRADER	TAX BRACKET	OVERRIDE APPROVAL: STATE REG	LARGE ORDER	COMPLIANCE APPROVAL

DIRECT TO MARKET	REP OVERRIDE	DISC	SPECIAL SETTLEMENT	PROSPECTUS: ENCL ☐ SENT SEPARATELY ☐	COMMISSION	TRADE NO.
					25.00	

ACCOUNT NAME	SPECIAL INSTRUCTIONS/ORDER CHANGE
[illegible] Trust 1	

TRAILER

PCS Inc.

BUY TICKET

PCS 1227 2001 — 1110 500005

ORDER REFERENCE NO.	CUSTOMER FILL
[illegible]	1

ACCOUNT NUMBER	TYPE	NEW	OFFICE	RR
3160081B	1	1	4B4	1501

CIRCLE	QUANTITY	SYMBOL	PRICE	SECURITY DESCRIPTION
BUY	300	CUXT	[illegible]	Convention & [illegible]
SHORT COVER				

CONDITIONS	GIVEN BY	TAKEN BY	ENTRY DATE
			12 27 01

WI / PFD / WTS / RTS

SECURITY SOURCE
- ☐ At Agent or Re-Org
- ☐ Receive from B/D
- ☐ Customer will Deliver
- ☐ Long in Account
- ☐ Receive vs Payment

SOLICITED ☑ UNSOLICITED ☐ AGENT ☐ PRIN ☐ SYND ☐

CUSIP	FOR MUNICIPALS: NMEI TRADER	TAX BRACKET	OVERRIDE APPROVAL: STATE REG	LARGE ORDER	COMPLIANCE APPROVAL

DIRECT TO MARKET	REP OVERRIDE	DISC	SPECIAL SETTLEMENT	PROSPECTUS: ENCL ☐ SENT SEPARATELY ☐	COMMISSION	TRADE NO.
					25.00	

ACCOUNT NAME	SPECIAL INSTRUCTIONS/ORDER CHANGE
[illegible] Trust 1	

TRAILER

PICIS Inc.

BUY TICKET

ORDER REFERENCE NO.	CUSTOMER FILL
11 05 PCS 1201200I	111 @ 32 200 @ 32 -500015

ACCOUNT NUMBER	TYPE	NEW	OFFICE	RR
3 D D 0 0 U 1 3	1	1	4BA	05 D Y

CIRCLE	QUANTITY	SYMBOL	PRICE	SECURITY DESCRIPTION
(BUY)	311	MARPS		Marine Petroleum Trust R
SHORT COVER				

CONDITIONS	GIVEN BY	TAKEN BY	ENTRY DATE
			12 21 01

	WI
	PFD
	WTS
	RTS

SECURITY SOURCE

- ☐ At Agent or Re-Org
- ☐ Receive from B/D
- ☐ Customer will Deliver
- ☐ Long in Account
- ☐ Receive vs Payment

SOLICITED	UNSOLICITED	AGENT	PRIN	SYND
☑	☐	☐	☐	☐

CUSIP

FOR MUNICIPALS: NMEI TRADER | TAX BRACKET

OVERRIDE APPROVAL: STATE REG | LARGE ORDER

COMPLIANCE APPROVAL

DIRECT TO MARKET	REP OVERRIDE	DISC	SPECIAL SETTLEMENT	PROSPECTUS	COMMISSION	TRADE NO.
				ENCL ☐ SENT SEPARATELY ☐	25¢	

ACCOUNT NAME	SPECIAL INSTRUCTIONS/ORDER CHANGE
Stewart Trust	

TRAILER